SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15-d-16 of

The Securities Exchange Act of 1934

For March 27, 2006

Commission File Number 000-17434

DRAXIS HEALTH INC.

(Translation of registrant’s name into English)

6870 Goreway Drive, 2nd Floor

Mississauga, Ontario  L4V 1P1

CANADA

(Address of principal offices)

Registrant files annual reports under cover of Form 20-F

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRAXIS HEALTH INC.

By:/s/ Alida Gualtieri
General Counsel & Secretary

Dated: March 27, 2006

For Immediate Release

March 27, 2006

DRAXIS Radiopharmaceuticals Division Updates Product Research and Development Strategy

MISSISSAUGA, ONTARIO March 27, 2006 – DRAXIMAGE, the radiopharmaceutical division of DRAXIS Health Inc. (TSX: DAX) (NASDAQ: DRAX), has realigned its priorities for the research and development of new products that will drive future growth. Priorities for product development were established based on several factors, including time to market, customer needs, size of target markets, cost of development and expected regulatory challenges for the various opportunities.

In the near term, over the next 1 to 3 years, DRAXIMAGE will focus on developing its own versions of a series of currently marketed significant radiopharmaceutical and imaging products whose patents have expired or are close to expiring. In addition, high priority will be given to the continued preparation and submission of marketing approval applications throughout Europe and the rest of the world for products already in the DRAXIMAGE portfolio and which are currently approved and sold in North America.

For the medium term, in a 3 to 5 year horizon, the highest priority opportunity is the continued development of INFECTON®, the innovative DRAXIS product currently in clinical development for the diagnostic imaging of infection. Additional medium term development will focus on new radiopharmaceuticals and non-radioactive medical imaging products to round out the current product portfolio and leverage existing production processes and technologies.

For the longer term, DRAXIMAGE has initiated a program to establish strategic partnerships with biopharmaceutical companies and academic institutions for the identification of innovative products and technologies. The in-licensing of new products or technologies is being explored with a goal of leveraging the division’s expertise in the large-scale and timely production of radiopharmaceutical products under conditions and with operational processes that meet or exceed stringent regulatory guidelines.

Although FIBRIMAGE® has met primary endpoints in its Phase III clinical trial in Canada, further market analysis has shown that new technologies have successfully captured the current deep venous thrombosis indications and there is no longer an economically interesting market opportunity at this time in either the at-risk asymptomatic patient, or those with symptoms. No significant further work will be conducted in the development of this product for the current indications but other potential opportunities for this product will be explored.

“Our future growth will be driven by new products and we have now identified several near-term and medium-term opportunities that we believe will bring us closer to our customers, provide them with user-friendly products and services, while at the same time allowing them to better manage their operating costs,” said Jean-Pierre Robert, President of DRAXIMAGE. “Our approach is to ask ‘What can we do together?’ and then to work closely with our partners to find the solutions.”

Near-Term New Product Opportunities

Based on the above mentioned product development factors, DRAXIMAGE is now focused on developing products that will replace or improve upon several products that are currently in the Nuclear Medicine marketplace, but have or will come off patent protection in key markets in the near term. One key example of such a product is Sestamibi, a lyophilized product that is widely used for Technetium-based cardiac imaging studies, a market segment not currently served by DRAXIMAGE. Recent estimates indicate that existing products for diagnostic cardiac imaging generate revenues in excess of US$500 million annually in the U.S. alone.

A second major opportunity under development by DRAXIMAGE is the production and distribution of a “next-generation” version of a Technetium Generator, which is the source of Technetium in virtually every radiopharmacy worldwide. The generator market in the United States is currently estimated to be approximately US$150 million and is growing at about 10% annually. Nearly 90% of generators are located in radiopharmacies and the rest are in other institutions such as hospitals and clinics.

Thirdly, DRAXIS has accelerated its efforts to obtain registrations in European markets for five of its existing products that are currently approved and sold in Canada or the United States. In February 2005, DRAXIS received approval from the Dutch regulatory authority for its Kit for the Preparation of Technetium Tc99m Albumin Aggregated Injection (MAA Kit). The final preparation is a lung imaging agent used in the evaluation of pulmonary perfusion in adults and paediatric patients. Approval in the Netherlands allows DRAXIMAGE to initiate the Mutual Recognition Procedure (MRP) in pursuit of further regulatory approvals for this product in several additional European Union countries.

Since initial European approvals for the majority of these diagnostic imaging products are expected throughout the balance of 2006, DRAXIMAGE has commenced discussions with a number of potential commercial partners to initially target large markets in Germany, France, Italy and Spain. Such partnerships will supplement the distribution and marketing agreement already in place with Netherlands-based IDB Holland B.V., which covers the Benelux countries.

Medium-Term New Product Opportunities

For the medium term, the key opportunity being pursued by DRAXIMAGE is the continued development of INFECTON®, a novel diagnostic radiopharmaceutical product for imaging infection.

INFECTON®, which is Technetium-labeled ciprofloxacin, is well described in the scientific literature as a diagnostic infection imaging agent. DRAXIS is in the process of completing the evaluation of Phase II clinical trials in Canada, USA and the UK. Enrolment in two of these studies, for soft skin tissue infections versus chronic inflammation and for osteomyelitis, has been completed, enrolment in a third study for diabetic foot infection is near completion and a fourth study, for equivocal appendicitis, is currently underway.

DRAXIS has also commissioned independent U.S.-based market research studies to define the multiple target market populations and appropriate clinical applications for INFECTON®. The outcome of this market research will be used, together with the results of the Phase II clinical studies, to help guide future development.

An expert panel, comprised of respected Nuclear Medicine specialists and microbiologists, has been assembled and this expert panel is scheduled to review, in early April, the preliminary scientific and clinical data together with the outcome of the market research studies. The role of the expert panel is to assess the results to date, review potential target markets, and to advise DRAXIS on the design of future clinical studies and appropriate indications.

DRAXIMAGE has also identified additional new product opportunities in the area of non-radioactive contrast media that is used in the medical imaging field and is pursuing potential product development strategies to leverage both its position in the marketplace and its preferred access to appropriate production process expertise.

Contrast media products are injectable liquids produced in highly-specialized cGMP sterile production facilities, such as those in place at DRAXIS, which are currently used to produce some diagnostic imaging products marketed by DRAXIMAGE. The North American market for contrast media has been estimated to be approximately US$1.6 billion and it is believed to be growing at approximately 10% annually, driven largely by the continued growth of computer tomography (CT) and enhanced magnetic resonance imaging (MRI) procedures.

About DRAXMAGE

DRAXIMAGE develops, manufactures and markets diagnostic and therapeutic radiopharmaceuticals for the global marketplace. Products currently include a line of lyophilized technetium-99m kits used in nuclear imaging procedures and therapeutic products labeled with a variety of isotopes including radioiodine.

About DRAXIS Health Inc.

DRAXIS Health, through its wholly owned operating subsidiary, DRAXIS Specialty Pharmaceuticals Inc., provides products in three categories: sterile products, non-sterile products and radiopharmaceuticals. Sterile products include liquid and freeze-dried (lyophilized) injectables plus sterile ointments and creams. Non-sterile products are produced as solid oral and semi-solid dosage forms. Radiopharmaceuticals are used for both therapeutic and diagnostic molecular imaging applications. Pharmaceutical contract manufacturing services are provided through the DRAXIS Pharma division and radiopharmaceuticals are developed, produced, and sold through the DRAXIMAGE division. DRAXIS Specialty Pharmaceuticals Inc. employs approximately 500 staff in its Montreal facility.

For additional information please visit www.draxis.com.

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results or performance of the Company to be materially different from such statements or from any future results or performance implied thereby. Factors which could cause the Company’s results or performance to differ materially from a conclusion, forecast or projection in the forward-looking statements include, but are not limited to: the achievement of desired clinical trial results related to the Company’s pipeline products; timely regulatory approval of the Company’s products; the ability to comply with regulatory requirements applicable to the manufacture and marketing of the Company’s products; the Company’s ability to obtain and enforce effective patents; the non-infringement of third party patents or proprietary rights by the Company and its products; factors beyond our control which could cause interruptions in our operations; (including, without limitation, material equipment breakdowns) reimbursement policies related to health care; the establishment and maintenance of strategic collaborative and commercial relationships; the Company’s dependence on a small number of key customers; the disclosure of confidential information by our collaborators, employees or consultants; the preservation of healthy working relationships with the Company’s union and employees; the Company’s ability to grow the business; the fluctuation of our financial results and exchange and interest rate fluctuations; the adaptation to changing technologies; the loss of key personnel; the avoidance of product liability claims; the loss incurred if current lawsuits against us succeed; the volatility of the price of our common shares; and market acceptance of the Company’s products. For additional information with respect to certain of these and other factors, reference should be made to the Company’s most recent Form 20-F filed with the United States Securities and Exchange Commission (available on EDGAR at www.sec.gov) and with Canadian securities regulators (available on SEDAR at www.sedar.com). Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

DRAXIS Health Inc.

Jerry Ormiston, Investor Relations

Tel:         877-441-1984